[GOLDRUN LOGO]

                                                                December 7, 2007

BY EDGAR AND FACSIMILE (202) 772-9368

Carmen Moncada-Terry, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

      RE:   GOLD RUN INC.
            REGISTRATION STATEMENT ON FORM SB-2
            FILED DECEMBER 15, 2006, AS AMENDED
            SEC FILE NO. 333-139412

Dear Ms. Moncada-Terry:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended, Gold Run Inc. hereby requests the Commission's consent to withdraw the above-referenced registration statement.

      Gold Run Inc. has determined not to offer its shares to the public under the foregoing registration statement because it has recently enacted significant changes to its capital structure that are inconsistent with the disclosures made in the above-referenced registration statement.

      We believe that withdrawal of the above-referenced registration statement is consistent with the public interest and the protection of investors, especially since no securities were sold in the offering. Accordingly, Gold Run Inc. respectfully requests that the Commission grant its request to withdraw the above-referenced registration statement. Please be advised that Gold Run Inc. intends to shortly file a new registration statement reflecting our restructuring, and we request that the Commission apply our registration fee for the above-referenced registration statement toward our new registration statement.

      Should you have any questions, please contact the undersigned or Charles
J. Hecht of Hecht & Associates, P.C. at (212) 490-3232.

                                          Very truly yours,

                                          /s/ John M. Pritchard
                                          ---------------------
                                          John M. Pritchard
                                          CEO